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Voice mail message from Bob Livonius, Chief Operating Officer and Executive Vice
President, distributed on the internal voicemail communication system of Spherion Corporation on December 21, 2001:

"This is Bob Livonius. This is a voicemail being distributed to my direct reports, to Roy Krause and his direct reports, to Lisa Iglesias and Wayne L'Heureux and it's for your appropriate distribution through your organizations.

Today we distributed publicly a press release regarding a Stock Option Exchange program which is a first for our company. Although it will impact only a small number of associates, I just wanted to take a few minutes to explain what it is, in the event you receive questions from employees or customers.

For those of you who are eligible to participate in the Exchange Program, you will receive additional information via email and at home. The Stock Option Exchange Program is a voluntary program available to associates who hold stock options in an exercise price of $18.00 or higher. Due to the volatility in the Stock Market and the significant decline in Spherion's stock price, a number of associates' stock options are effectively under water; meaning the price of the stock option is higher than our current share price. We are very pleased that the Board of Directors has approved a program whereby associates who wish to participate in the Stock Option Exchange Program will receive one option share for every 2 1/2 that are surrendered. We anticipate that the shares will be surrendered on January 31, 2002, and the new options will be granted on August 9, 2002, with an exercise price equal to the closing market price of Spherion's stock on that date. Only active employees who are U.S. residents are eligible and employees must be employed continuously through the date the new options are granted, which is expected to be August 9, 2002, and only options issued from certain option plans are eligible for this program.

I am very pleased to be able to tell you about this information, obviously there will be more information forthcoming in the press release and Q&A as well as information applying directly to you if you are one of those eligible to participate because you hold stock options at an exercise price of $18.00 or higher. Thanks very much and look out for this information."